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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                              Expires:  September 30, 1998
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/ / Check box if no          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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
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 1. Name and Address of Reporting Person*       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Barnes, Brenda C.                              Starwood Hotels & Resorts Worldwide, Inc.     to Issuer (Check all applicable)
                                                   /Starwood Hotels & Resorts                   X  Director         10% Owner
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  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      X  Officer (give    Other (Specify
Starwood Hotels & Resorts                         Number of Reporting        Month/Year         ----        title ---       below)
Worldwide, Inc.                                   Person (Voluntary)        December 1999                  below)
777 Westchester Avenue                                                                              Director and Trustee; Acting
-------------------------------------------                               -------------------             President and
                 (Street)                                                 5. If Amendment,                      COO
                                                                             Date of Original         ------------------------
                                                                              (Month/Year)
                                                                                             7. Individual or Joint/Group Reporting
                                                                                                (Check Applicable Line)
                                                                                                 X  Form filed by One Reporting
                                                                                                ---- Person
                                                                                                    Form filed by More than One
 White Plains        NY             10604                                                       ---- Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

 USA
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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*If the forms filed by more than one reporting person, see instruction 4(b)(v).                                               (Over)

                                                                                                                     SEC 2270 (7-96)
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Option to Purchase Shares(1)  $29.7500    06/30/99     A(2)     4,500          06/30/99  06/30/09  Shares(1)   4,500
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Option to Purchase Shares(1)  $22.6875    11/19/99     A(3)    150,000           (3)     11/30/09  Shares(1)  150,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Option to Purchase Shares(1)       4,500                    D
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Option to Purchase Shares(1)      150,000                   D
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Explanation of Responses:

Reporting Person    Barnes, Brenda C.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address             Starwood Hotels & Resorts Worldwide, Inc.
                    777 Westchester Avenue

                    White Plains, NY 10604
                    USA

Identification Number
(1)Pursuant an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and Starwood
Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2)Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain eligible Directors and Officers of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.

(3)Option to Purchase Shares was granted under the Starwood LTIP at the time the Reporting Person became an Employee of the
Corporation, vesting 50% on the Grant Date and 50% upon the earlier of 6 months or the Reporting Person's termination.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ Brenda C. Barnes           2/14/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                              /s/Brenda C. Barnes

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                            SEC 2270 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
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